Exhibit 99.2

PORTAGE BIOTECH INC.

THREE AND NINE MONTHS ENDED DECEMBER 31, 2023

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as of February 28, 2024

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Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Portage Biotech Inc. for the three and nine months ended December 31, 2023, should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended December 31, 2023, together with the related Management’s Discussion and Analysis and audited consolidated financial statements for the year ended March 31, 2023, and the annual report on Form 20-F (our “Annual Report”) for the year ended March 31, 2023.

Forward-Looking Statements

This document includes “forward-looking statements.” All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe,” “expects,” “anticipates,” “intends,” “estimates,” “will,” “may,” “should,” “could,” “targets,” “projects,” “predicts,” “plans,” “potential,” or “continue,” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

•	our need for financing and our estimates regarding our capital requirements and future revenues and profitability;

•	our plans and ability to develop and commercialize product candidates and the timing of these development programs;

•	clinical development of our product candidates, including the timing for availability and release of results of current and future clinical trials;

•	our expectations regarding regulatory communications, submissions or approvals;

•	the potential functionality, capabilities, benefits and risks of our product candidates as compared to others;

•	our maintenance and establishment of intellectual property rights in our product candidates;

•	our estimates of the size of the potential markets for our product candidates; and

•	our selection and licensing of product candidates.

Our business focus is that of being primarily a pharmaceutical development business subject to all of the risks of a pharmaceutical development business. We do not anticipate directly engaging in the commercialization of the product candidates we develop.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments based on the focus of our business activities on biotechnology, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations, including the risks set forth in “Item 3 - Key Information - Risk Factors” in our Annual Report.

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Consequently, all of the forward-looking statements made in this Management’s Discussion and Analysis are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Unless the context indicates otherwise the terms “Portage Biotech Inc.,” “the Company,” “our Company,” “Portage,” “we,” “us” or “our” are used interchangeably in this Management’s Discussion and Analysis and mean Portage Biotech Inc. and its subsidiaries. Capitalized terms used but not defined herein have the meaning ascribed to such terms in our unaudited condensed consolidated interim financial statements for the three and nine months ended December 31, 2023.

Nature of Operations and Overview

We are a clinical stage immune-oncology company advancing treatments we believe will be first-in-class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with invasive cancers.

Our access to next-generation technologies coupled with a deep understanding of biological mechanisms enables the identification of clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. After a review of our funding requirements and related program prioritization, we have shifted our focus to advancing our adenosine platform in the ADPORT-601 trial and our Board of Directors (our “Board”) has made the decision to pause further drug development in the PORT-2 invariant natural killer T-cell (“iNKT”) program. As a result, we will evaluate a range of potential strategic options, which may include among other things, finding a partner for our iNKT program or other corporate transactions.

We source, nurture and develop the creation of early- to mid-stage treatments that we believe will be first-in-class therapies for a variety of cancers, by funding, implementing viable, cost-effective product development strategies, clinical counsel/trial design, shared services, financial and project management to enable efficient, turnkey execution of commercially informed development plans. Our drug development pipeline portfolio encompasses product candidates or technologies based on biology addressing known resistance pathways/mechanisms of current checkpoint inhibitors with established scientific rationales.

The Portage Approach

Our mission is to advance and grow a portfolio of innovative, early-stage oncology assets based on the latest scientific breakthroughs focused on overcoming immune resistance and expanding the addressable patient population. Given these foundations, we manage capital allocation and risk as much as we oversee drug development. By focusing our efforts on translational medicine and pipeline diversification, we seek to mitigate overall exposure to many of the inherent risks of drug development.

Our approach is guided by the following core elements:

•	Portfolio diversification to mitigate risk and maximize optionality;

•	Capital allocation based on risk-adjusted potential, including staged funding to pre-specified scientific and clinical results;

•	Virtual infrastructure and key external relationships to maintain a lean operating base;

•	Internal development capabilities complemented by external business development;

•	Rigorous asset selection for broad targets with disciplined ongoing evaluation;

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•	Focus on translational medicine and therapeutic candidates with single agent activity;

•	Conduct randomized trials early and test non-overlapping mechanisms of action; and

•	Improve potential outcomes for patients with invasive cancers.

Our execution is achieved, in part, through our internal core team and our large network of experts, contract labs and academic partners.

Our Science Strategy

Our goal is to develop immuno-oncology therapeutics that will dramatically improve the standard-of-care for patients with cancer. The key elements of our scientific strategy are to:

•	Build a pipeline of differentiated oncology therapeutic candidates that are diversified by mechanism, broad targets, therapeutic approach, modality, stage of development, leading to a variety of deal types that can be executed with partners;

•	Expand our pipeline through research collaborations, business development and internally designed programs;

•	Continue to advance and evolve our pipeline; and

•	Evaluate strategic opportunities to accelerate development timelines and maximize the value of our portfolio.

Our Pipeline

We have built a pipeline of immuno-oncology therapeutic candidates and programs that are diversified by mechanism, therapeutic approach, modality and stage of development. On an ongoing basis, we rigorously assess each of our programs using internally defined success criteria to justify continued investment and determine proper capital allocation. When certain programs do not meet our de-risking criteria for advancement, we look to monetize or terminate those programs and preserve our capital and resources to invest in programs with greater potential. As a result, our pipeline will continue to be dynamic.

The charts below set forth, as of February 28, 2024, the current state of our immuno-oncology therapeutic product candidates and programs.  The chart contains forward-looking information and projections based on management’s current estimates. The chart information is based on and subject to many assumptions, as determined by management and not verified by any independent third party, which may change or may not occur as modeled. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Before you make an investment decision regarding us, you should make your own analysis of forward-looking statements and our projections about candidate and program development and results. PORT-3 is being evaluated as part of an investigator sponsored study without funding from us. Additionally, PORT-7 is in Phase 1a from an IND perspective, though we have not commenced dosing patients, which we expect to commence in the first half of calendar year 2024, based upon available liquidity.

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Our PORT-2 program has been paused.

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Our Business Model

We are a development organization that is structured to facilitate flexibility in financing and ease of partnering, licensing, and merger/acquisition of individual assets and or technology platforms.  The intellectual property (“IP”) for each platform is held in separate private entities.  Our employees and consultants work across the pipeline of assets and we believe that this can (i) enhance operational efficiency, (ii) maintain an optimal cost structure, (iii) attract leading collaborators, and (iv) promote asset flexibility, as further described below.

•	Enhance operational efficiency: We allocate resources while empowering managers to make program-level decisions in order to increase productivity and speed. We believe this model enables a flexible organizational structure that can achieve scale through the addition of programs without increasing burdensome bureaucracy or redundant infrastructure.

•	Maintain an optimal cost structure: We have a relatively small number of employees and have partnered with a number of service providers to leverage their infrastructure and expertise as needed instead of embarking on capital-intensive lab, manufacturing, and equipment expenditures. By reducing overhead costs, we believe we can increase the likelihood that we can generate a return on invested capital.

•	Attract leading collaborators and licensors: Our pipeline is comprised of therapies we believe will be first-in-class therapies for a variety of cancers sourced via our extensive industry contacts and relationships (including academia and pharmaceutical industry executives). On preclinical programs/technology, we initially established development structures enabling us to keep licensors economically incentivized at the program level. We believe that our experienced drug development leadership team and approach to resource allocation differentiate us from other potential licensees.

•	Leverage the commoditized checkpoint marketplace and explore the potential to further enhance long-term clinical benefits for patients with cancer and also expand the eligible population to include those who do not currently receive anti-PD-1 therapy: Presently there are multiple approved checkpoint therapeutics that lack differentiation, resulting in a competitive market dynamic, which will favor combination therapy. There is substantial opportunity for potential expansion in the PD-1 market with our adenosine antagonists. Studies show that 70-80% of patients do not respond or have a limited response to existing monotherapies, such as PD-1 checkpoint inhibitors. We see potential for our unique approach of using adenosine antagonists to initiate an immune response in tumors that have become refractory to checkpoint therapy or to increase the number of front-line patients achieving more durable responses. Combinations can improve this but often come at the cost of significant additional toxicity. The market is saturated with at least 14 approved PD-1 antibodies, and every major pharmaceutical company competes in this space. Extending the use of PD-1 antibodies represents a significant potential upside for one of these companies competing for market share, should they choose to partner with Portage.

•	Promote asset flexibility: Our structure is designed to maximize flexibility and cost efficiency. This allows us to efficiently pursue various subsidiary-level transactions, such as stock or asset sales, licensing transactions, strategic partnerships and/or co-development arrangements. It also provides us with the flexibility to terminate programs with minimal costs if results do not meet our de-risking criteria for advancement.

We are a BVI business company incorporated under the BVI Business Companies Act (Revised Edition 2020, as amended) with our registered office located at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110. Our U.S. agent, Portage Development Services Inc. (“PDS”), is located at 61 Wilton Road, Westport, CT 06880.

We currently are a foreign private issuer under the United States Securities and Exchange Commission (“SEC”) rules. We are also a reporting issuer under the securities legislation of the provinces of Ontario and British Columbia. Our ordinary shares were listed on the Canadian Securities Exchange (“CSE”) under the symbol “PBT.U”. On February 25, 2021, our ordinary shares began trading on the Nasdaq Capital Market under the symbol “PRTG”. As the principal market for our ordinary shares is Nasdaq, we voluntarily delisted from the CSE on April 23, 2021.

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Summary of Results

The following table summarizes financial information for the quarter ended December 31, 2023, and the preceding eight quarters (all amounts in 000’US$ except net loss per share, which are actual amounts).

	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30	June 30,	Mar. 31,	Dec. 31,
Quarter ended	2023	2023	2023	2023	2022	2022	2022	2022	2021
Net loss attributable to owners of the Company	(39,373)	(5,158)	(5,919)	(94,448)	(7,485)	(949)	(1,729)	(7,317)	(3,512)
Comprehensive loss attributable to the owners of the Company	(36,398)	(6,458)	(4,150)	(95,714)	(11,502)	(949)	(1,729)	(7,317)	(3,512)
Working capital (1) to (4)	4,808	3,131	8,254	11,811	13,110	15,737	21,138	24,049	25,639
Equity attributable to owners of the Company	31,999	67,661	73,307	76,045	168,945	178,434	120,682	121,205	125,789
Net loss per share - Basic	(1.88)	(0.29)	(0.33)	(5.45)	(0.44)	(0.06)	(0.13)	(0.55)	(0.26)
Net loss per share - Diluted	(1.88)	(0.29)	(0.33)	(5.45)	(0.44)	(0.06)	(0.13)	(0.55)	(0.26)

(1)	September 30, 2022 working capital is net of warrant liability of $8 settleable on a non-cash basis.

(2)	June 30, 2022 working capital is net of warrant liability of $32 settleable on a non-cash basis.

(3)	March 31, 2022 working capital is net of warrant liability of $33 settleable on a non-cash basis.

(4)	December 31, 2021 working capital is net of warrant liability of $159 settleable on a non-cash basis.

Number of Ordinary Shares

The following table summarizes the number of our ordinary shares issued and outstanding as of December 31, 2023 and February 28, 2024:

As of,	December 31, 2023	February 28, 2024
Shares issued and outstanding (a) (b)	19,778,225	19,784,390

(a)	This amount excludes an aggregate of 243,000 restricted stock units granted to our executive chairman and an employee on January 13, 2021, which vested immediately on the date of grant and are subject to certain restrictions for the settlement and delivery of the ordinary shares underlying the restricted stock units and 135,740 restricted stock units granted to employees (one of whom is executive chairman) on January 19, 2022, which vested immediately on the date of grant and are subject to certain restrictions for the settlement and delivery of the ordinary shares underlying the restricted stock units, of which 126,340 were outstanding at February 28, 2024. 9,400 were exercised by an employee upon his resignation on a cashless basis, with 6,165 shares issued and 3,235 shares purchased into treasury to pay related payroll taxes.

(b)	The February 28, 2024 amount excludes 1,187,895 Pre-Funded Warrants (as defined below) to purchase up to 1,187,895 ordinary shares.

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Business Environment – Risk Factors

Please refer to the Annual Report for the fiscal year ended March 31, 2023 (“Fiscal 2023”) for detailed information as the economic and industry factors that are substantially unchanged as of the date hereof.

Our Programs and Technology – Recent Developments

Our ADPORT-601 adaptive Phase 1a/1b trial continues to advance, reflecting progress in PORT-6 clinical enrollment, which has completed the first two dose escalation cohorts and, following the investigator’s recommendation, we have begun enrolling patients in the next dose cohort. Based upon a decision to conserve and manage our cash resources, both of our iNKT programs, PORT-2 (IMM60) and PORT-3 (IMM65), have been paused. Below is a discussion of the status of those programs.

Adenosine Receptor Antagonist Platform

A critical mechanism of cancer immune evasion is the generation of high levels of immunosuppressive adenosine within the tumor microenvironment (“TME”). Research suggests that the TME has significantly elevated concentrations of extracellular adenosine. Engagement with adenosine receptors type 2A (“A2A”) and type 2B (“A2B”) triggers a dampening effect on the immune response, suppressing effector cell function and stabilizing immunosuppressive regulatory cells. Over-expression of the A2A and A2B receptors leads to a poor prognosis in multiple cancers, including prostate cancer, colorectal cancer and lung adenocarcinoma, driven by a reduced ability to generate an immune response against the tumor.

These findings have made A2A and A2B high-priority targets for immunotherapeutic intervention. We are advancing four adenosine antagonists that we believe to be first-in-class, which together represent a broad suite of adenosine-targeting approaches and are expected to enable a comprehensive exploration of how targeting the adenosine pathway could potentially improve response in multiple cancer and non-cancer indications. By modulating the adenosine pathway in four different ways, we expect to determine the optimal approach to maximize the impact of the mechanism of action on different tumors.

We have designed the ADPORT-601 clinical trial to evaluate the activity and safety of PORT-6 and PORT-7 alone and in combination. This trial will adapt over time and also include safety cohorts for these two agents with other immune activating agents including others from our internal pipeline. Depending on the data, it can be expanded to evaluate either agent as monotherapy or a randomized comparison of either agent plus standard of care versus standard of care alone.

PORT-6 (TT-10)

PORT-6 is an A2A antagonist being studied for the treatment of A2A expressing solid tumors. We believe PORT-6 is more potent, more durable and more selective than other clinical stage A2A agents.

The ADPORT-601 Phase 1a trial for PORT-6 dosed its first patient in June 2023. We have fully enrolled and completed the first two dose escalation cohorts and we are enrolling in the third dose escalation cohort. In the third cohort, one patient experienced a serious adverse event (blurry vision and stroke) that the investigator determined could possibly be related to PORT-6.  To date, we have activated eight sites in the U.S. to complete the Phase 1 including: MD Anderson Cancer Center, UC San Francisco, University of Southern California, Washington University, Thomas Jefferson University, Virginia Cancer Specialists, Norton Cancer Institute and Sarah Canon Research Institute.

PORT-7 (TT-4)

PORT-7 is an A2B antagonist that we expect to study for the treatment of solid tumors. PORT-7 has a very selective profile that focuses on A2B. PORT-7 is in Phase 1a from an IND perspective, though we have not commenced dosing patients, which we expect to commence in mid-calendar 2024, based upon available liquidity.

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PORT-8 (TT-53)

PORT-8 is a dual inhibitor of adenosine receptors 2A and 2B (A2A/A2B) to address solid tumors.

PORT-9 (TT-3)

PORT-9 is an A2B antagonist designed to treat colorectal and gastrointestinal cancers. The PORT-9 program is a pre-clinical stage program.

In connection with the adenosine programs, we will focus on solid tumor types with high adenosine expression of receptors A2A and A2B and enrich for patients that have high adenosine expression and therefore have potential to benefit most from treatment.

Other Pipeline and Investee Programs

We are focused on delivering clinical data with the adenosine programs and prioritizing the allocation of financial resources to this program. Developmental work continues on some of the other developmental assets, through collaborations such as that with the U.S. National Cancer Institute (“NCI”) and other academic groups, as further described below. These developmental assets may be re-evaluated at a future point depending on market conditions, ongoing data, funding priorities and status.

Invariant Natural Killer T-cells (iNKT cells) Platform

iNKT cells play an important role in anti-tumor immune responses and are a distinct class of T lymphocyte displaying a limited diversity of T-cell receptors. They recognize lipid antigens on the surface of tumor cells and produce large amounts of cytokines within hours of stimulation without the need for clonal expansion. Furthermore, iNKT cells activate multiple immune system components, including dendritic cells (“DC”), T-cells and B-cells and stimulate an antigen-specific expansion of these cells. Our operating subsidiary, iOx Therapeutics Ltd. (“iOx”), holds an exclusive license (with the right to sub-license) from the Ludwig Institute for Cancer Research (the "Ludwig Institute") to use, research, develop and commercialize iNKT cell engagers, for the treatment of various forms of human disease, including cancer, under the Ludwig Institute’s intellectual property and know-how.

PORT-2 (IMM60)

PORT-2 is an iNKT cell engager formulated in a liposome with a six-member carbon head structure that has been shown to activate both human and murine iNKT cells, resulting in DC maturation and the priming of Ag-specific T and B cells.

In animal models, PORT-2 enhanced the frequency of tumor specific immune responses. iNKT cells are unique lymphocytes defined by their co-expression of surface markers associated with NK cells along with a T-cell antigen receptor. They recognize amphipathic ligands such as glycolipids or phospholipids presented in the context of the non-polymorphic, MHC class I-like molecule CD1d. Activated iNKT cells rapidly produce IFN-gamma and IL-4 and induce DC maturation and IL-12 production.

In August 2021, we dosed the first patient in the IMP-MEL PORT-2 clinical trial, a Phase 1/2 dose escalation and randomized expansion trial. The PORT-2 trial is expected to enroll up to 88 patients with melanoma or non-small cell lung carcinoma (“NSCLC”) in order to evaluate safety and efficacy. In November 2022, we announced that we had entered into a clinical trial collaboration with Merck to evaluate PORT-2 in combination with pembrolizumab for patients with NSCLC. Under the terms of the collaboration, Merck will supply pembrolizumab for our Phase 1/2 trial of PORT-2 in patients with NSCLC and melanoma.

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Preliminary Phase 1 data from the IMP-MEL PORT-2 clinical trial, presented at the Society for Immunotherapy of Cancer in November 2023, suggests PORT-2 was well tolerated when administered as a monotherapy, with no related severe or serious adverse events. All possibly related adverse events were mild to moderate and did not limit dosing. Given the very clean safety profile observed in the clinical trials to date, the clinical protocol for the IMP-MEL PORT-2 clinical trial was amended to include a higher Phase 1 dose level as our near-term focus is defining the recommended Phase 2 dose. The combination safety cohort with pembrolizumab is being conducted in parallel with the ongoing high dose monotherapy cohort. As of November 2023, two patients have received the combination with pembrolizumab, and no related severe or serious adverse events were reported. The adverse event profile was consistent with pembrolizumab. Previously reported biomarker data confirmed the mechanism of action (i.e., both activation of the innate and adaptive arms of the immune system). The following figure illustrates the different lesion responses. Although these are preliminary results, several lesions showed shrinkage, and the responses in liver metastases were encouraging.

Single agent activity observed in select target lesions

Best Change from Baseline by Individual Target Lesion
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
-20.0%
-40.0%
-60.0%
-80.0%
-100.0%
IMM60 monotherapy
IMM60 + pembrolizumab
Lymph Node IM-01-10008
Lymph Node IM-01-10002
Lymph Node IM-01-10008
Lung IM-01-10007
Kidney IM-01-10006
Liver IM-01-10001
Kidney IM-01-10006
Lymph Node IM-01-10002
Kidney IM-01-10003
Lymph node IM-01-10003
Lung IM-02-10003
Lymph Node IM-01-10010
Liver IM-01-10010
Lung IM-01-10001
Lymph Node IM-01-10002
Lung IM-01-10010
Lymph Node IM-01-10010
Lymph Node IM-01-10003
Lymph node IM-01-10009
Pelvis IM-01-10003
Liver IM-01-10001
Lung IM-02-10002
Lung IM-02-10002
Lymph Node IM-01-10007
Liver IM-01-10003
Lung IM-01-10009
Liver IM-01-10009
Breast IM-01-10006
Small intestine IM-01-10006
Kidney IM-01-10006
Liver IM-01-10009

We are encouraged by the growing patient data set that supports proof of concept for using an iNKT engager in cancer treatment. Preliminary Phase 1 data suggests that PORT-2 has a favorable safety and tolerability profile as a monotherapy at all doses tested to date (as noted above), has demonstrated evidence of single agent activity, and biomarkers confirm mechanistic potential of PORT-2 to activate both the adaptive and innate immune systems.

The clinical trial agreement has been transferred from the University of Oxford to us through our iOx subsidiary and the trial is being converted to a program sponsored by iOx as we bring on sites in the U.S.

Given the safety data shown at the highest planned doses, the trial protocol was being amended to escalate patient dosing to include one additional higher dose to identify the recommended Phase 2 dose but after a review of Portage’s funding requirements, the Board has made the decision to pause further drug development in the PORT-2 iNKT program. As a result, we will evaluate a range of potential strategic options which may include among other things, finding a partner for our iNKT program or other corporate transactions.

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PORT-3 (IMM65)

PORT-3 is a poly(lactide-co-glycolide) (“PLGA”)-nanoparticle formulation of PORT-2 (IMM60) combined with a NY-ESO-1 peptide vaccine. Biodegradable PLGA-nanoparticles function as a delivery platform for immunomodulators and tumor antigens to induce a specific anti-tumor immune response. PLGA has minimal (systemic) toxicity and is used in various drug-carrying platforms as an encapsulating agent. Furthermore, co-formulating an iNKT engager with a peptide vaccine in a particle has shown to be approximately five times more potent in killing cancer cells and generating an antigen-specific CD8 T-cell response than giving the two agents individually.

NY-ESO-1 is a cancer-testis antigen expressed during embryogenesis and in the testis, an immune privileged site. Furthermore, NY-ESO-1 expression is observed in several advanced cancers: Lung (2-32%), melanoma (40%), bladder (32-35%), prostate (38%), ovarian (30%), esophageal (24-33%), and gastric cancers (8-12%). Clinical trials have shown the safety and tolerability of Good Manufacturing Practices-grade NY-ESO-1 peptides in patients with cancer.

The first patient was dosed in 2021 and patients continue to enroll in the PRECIOUS Phase 1 trial of PORT-3 in patients with solid tumors. The Phase 1 portion of the trial is expected to enroll 15 patients. The trial was having difficulty identifying tumors that expressed NY-ESO-1, so the trial protocol was amended to include all solid tumors regardless of expression to facilitate assessment of safety. This platform is designed to demonstrate proof of concept. The combination of NY-ESO-1 and IMM-60 is being evaluated to determine its ability to prime and boost an anti-tumor immune response. Our patent position extends to other known tumor antigens, and we are prepared to rapidly launch other assets into the clinic if we see strong activity of this formulation. Preliminary safety data for repeat dosing of PORT-3 in the PRECIOUS Phase 1 trial shows a favorable safety profile. PORT-3 is being evaluated as part of an investigator sponsored study without funding from us. The investigators with who we work with have continued to explore next generation targeted nanoparticles.

PORT-4, Nanolipogel (“NLG”) co-formulation Platform

Scientists are interested in novel ways to deliver multiple signals to the immune system in order to better activate an anti-tumor response.  We have been impressed with a platform from Yale University that allows different types of agents to be packaged together and will concentrate them in tumors.  We have licensed the platform for delivery of DNA aptamers and certain aptamer-small molecule-based combination products. In order to have multiple proprietary agents with known mechanisms of action, we have licensed rights to create DNA aptamers for immune-oncology targets and the first one developed is a proprietary PD1 aptamer, which has been placed in the NLG formulation.  Early testing has shown the formulation properly modulates PD1 signaling in vitro similar to a PD1 antibody I.  In non-clinical, in vivo experiments, the NLG-PD1 performed favorably compared to a mouse PD1 antibody.  The current level of funding is expected to support exploration of multiple PD1 based co-formulations with small molecules and other DNA aptamers. We have conducted further research with the technology licensed from Yale University to co-deliver a PD1 blocking signal with a small molecule vascular endothelial growth factor inhibitor.

As of December 31, 2023, we owned approximately 70% of the outstanding shares of Saugatuck Therapeutics, Ltd., the subsidiary on which the PORT-4 platform is managed.

PORT-5, STING Agonist Platform

Proprietary immune priming and boosting technology (using a STING agonist delivered in a virus-like particle) has shown proof of concept in animal models and Stimunity S.A. (“Stimunity”) is beginning to progress its lead asset towards the clinic.  This platform offers multiple ways to target immune stimulation towards the cancer, as well as to co-deliver multiple signals in a single product.  The PORT-5 STING platform provides distinct advantages over chemical intratumoral approaches by offering a potent immune priming and boosting pathway within a virus-like particle to enable convenient systemic administration and traffic to the correct targets. This technology preferentially targets dendritic cells, which is differentiated from other chemical STING approaches.  Stimunity is progressing this project towards clinical trials as well as developing next generation compounds.  To that end, Stimunity has received grant funding to study this technology with any COVID-19 vaccine to evaluate if it is possible to boost the immune response for immunocompromised or elderly patients. During April 2022, the American Association for Cancer Research showcased PORT-5 preclinical data at a late-breaking session that shows that one or more targeted immunotherapy agents could be packaged within a virus-like particle to increase potency, while enabling a selective immune activation. Advancing the program to an IND for PORT-5 is subject to Stimunity securing additional financing.

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In December 2023, we completed a transfer of our equity in Stimunity and the Stimunity Convertible Note to iOx. In connection with that transfer, the Stimunity Convertible Note was converted into 1,768 Class A shares of Stimunity.

As of December 31, 2023, we owned approximately 48.9% of the outstanding shares of Stimunity, the subsidiary on which the PORT-5 platform is managed.

Early-Stage Research and Development Collaborations

We continue to evaluate and test new antibody targets.  Our interest here lies in the suppressive tumor microenvironment, and how we can down regulate or remove MDSC, TAMs, Tregs and other signals that impede the immune response from clearing cancer cells.

•	We are collaborating with Dr. Robert Negrin and his team at Stanford University in an investigator sponsored trial (“IST”) study to evaluate the use of PORT-2 with iNKT cell therapies in animals. This work will evaluate if an engager co-administered with expanded or transformed iNKT cells can further activate the transplanted and endogenous cells inside the patient. The Stanford collaboration will also study the impact iNKT engagers have on driving an adaptive immune response and correcting the suppressive tumor microenvironment. There is also an IST study expected to start at the University of Birmingham, U.K.

•	We have entered into a Cooperative Research and Development Agreement (“CRADA”) with the NCI. We and NCI will advance preclinical and potential clinical development of STING agonists and anti-RAGE agents for cancer vaccines. We and NCI will develop agents to enhance the efficacy of proprietary cancer vaccines and mouse model cancer vaccines developed by NCI. After the acquisition of Tarus Therapeutics, LLC (“Tarus”), we amended the CRADA to include exploration of the different adenosine compounds.

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Three Months Ended December 31, 2023 Compared to the Three Months Ended December 31, 2022

(All Amounts in 000’$)

Results of Operations

The following details major expenses for the three months ended December 31, 2023, compared to the three months ended December 31, 2022:

Three months ended December 31,	2023	2022
	In 000’$	In 000’$
Operating expenses	$(4,025)	$(4,759)
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	5,200	(498)
Loss on Registered Direct Offering	(2,432)	–
Offering costs	(662)	–
Change in fair value of warrant liability	989	8
Impairment loss - iOx IPR&D	(46,922)	–
Impairment loss - Stimunity	(557)	–
Commitment Fee - Committed Purchase Agreement	(389)	–
Share of loss in associate accounted for using equity method	(136)	(152)
Depreciation expense	(15)	(1)
Foreign exchange transaction gain	8	50
Interest income, net	66	50
Loss before benefit (expense) for income taxes	(48,875)	(5,302)
Income tax benefit (expense)	9,497	(2,199)
Net loss	(39,378)	(7,501)
Other comprehensive income (loss)
Net unrealized gain (loss) on investments	2,975	(4,017)
Total comprehensive loss for period	$(36,403)	$(11,518)

Comprehensive loss attributable to:
Owners of the Company	$(36,398)	$(11,502)
Non-controlling interest	(5)	(16)
Total comprehensive loss for period	$(36,403)	$(11,518)

Results of Operations for the Three Months Ended December 31, 2023 Compared to the Three Months Ended December 31, 2022

We incurred a net loss of approximately $39.4 million during the three months ended December 31, 2023 (the “Fiscal 2024 Quarter”), which includes approximately $44.9 million of net non-cash expenses, compared to a net loss of approximately $7.5 million during the three months ended December 31, 2022 (the “Fiscal 2023 Quarter”), an increase in net loss of $31.9 million, between the two periods.

The components of the change in net loss and total comprehensive loss are:

•	A non-cash gain totaling $5.2 million from the change (decrease) in the fair value of the (a) deferred obligation - iOx milestone of $4.6 million, and the (b) deferred purchase price payable to the former Tarus shareholders of $0.6 million.

•	A $2.4 million loss from our equity financing in October 2023 representing the excess of the fair value of certain warrants over the net proceeds, $0.7 million of offering costs and a $1.0 million gain from the change in the fair value of certain warrants accounted for as liabilities received in connection with such equity financing in October 2023.

14

•	A non-cash loss on impairment of $46.9 million with respect to the iOx in-process research and development (“IPR&D”) (PORT-2 and PORT-3 platforms), based on our International Accounting Standards (“IAS”) 36 fair value analysis triggered by our decision to pause those trials and our decision to seek a partner to financially support these platforms.

•	A non-cash impairment loss of $0.6 million with respect to our investment in Stimunity, based upon our IAS 36 analysis predicated on the inability of Stimunity to raise financing to continue its development plan.

•	A $0.4 million commitment fee expense related to elapsed period associated with the Committed Purchase (as defined below).

•	Operating expenses, which include R&D and general and administrative (“G&A”) expenses, were $4.0 million in the Fiscal 2024 Quarter, compared to $4.8 million in the Fiscal 2023 Quarter, a decrease of $0.8 million, which is discussed more fully below.

•	Additionally, we reflected a non-cash net deferred income tax benefit of $9.5 million in the Fiscal 2024 Quarter, compared to a non-cash net deferred income tax expense of $2.2 million in the Fiscal 2023 Quarter, a period over period change of $11.7 million reflecting the reduction of deferred tax liability associated with the impairment of the IPR&D for iOx, partially offset by the derecognition of losses previously recognized. The Fiscal 2023 Quarter reflected the recognition of current tax losses, offset by the change in exchange rates on the liability settleable in British pound sterling.

Total comprehensive loss in the Fiscal 2024 Quarter was $36.4 million, compared to $11.5 million in the Fiscal 2023 Quarter, an increase in total comprehensive loss of $24.9 million. The difference between net loss and total comprehensive loss in each period was due to the effect of the unrealized non-cash gain or loss with respect to our investment in Intensity Therapeutics, Inc. (“Intensity”) in the respective periods. We recognized a non-cash unrealized gain of $3.0 million in the Fiscal 2024 Quarter, representing the change in the fair value of the investment in Intensity based on the Nasdaq listed price of the shares during the period, compared to an unrealized loss of $4.0 million in the Fiscal 2023 Quarter, based upon a fair value analysis completed at December 31, 2022.

Operating Expenses

Total operating expenses are comprised of the following:

Three months ended December 31,	2023	2022
	In 000’$	In 000’$
Research and development	$2,771	$2,742
General and administrative expenses	1,254	2,017
Total operating expenses	$4,025	$4,759

Research and Development Costs

R&D costs are comprised of the following:

Three months ended December 31,	2023	2022
	In 000’$	In 000’$
Research and development - Clinical	$1,121	$967
Payroll-related expenses	413	449
Share-based compensation expense	394	627
Research and development services	348	94
Consulting fees	235	93
Licensing fees	152	–
Manufacturing-related costs	65	454
Research and development – CRADA	31	31
Legal – Patents’ registration	12	27
Total research and development costs	$2,771	$2,742

15

Research and development (“R&D”) costs increased slightly by approximately $0.1 million, or approximately 1%, from approximately $2.7 million in the Fiscal 2023 Quarter, to approximately $2.8 million in the Fiscal 2024 Quarter. The increase was primarily attributable to overall increases in expenditures for our clinical costs of $0.2 million, research and development services of $0.2 million and aggregate consulting and licensing fees of $0.3 million in the Fiscal 2024 Quarter, compared to the Fiscal 2023 Quarter, substantially offset by decreases in share-based compensation expense of $0.2 million and manufacturing costs of $0.4 million. The increases in clinical costs, research and development services, and licensing and consulting fees were due to the increase in clinical activities in the Fiscal 2024 Quarter. The Fiscal 2023 Quarter included manufacturing-related costs related to the manufacturing of the drugs for the iNKT and adenosine clinical trials, which had been completed prior to the Fiscal 2024 Quarter. Non-cash share-based compensation expense decreased by $0.2 million in the Fiscal 2024 Quarter, compared to $0.6 million in the Fiscal 2023 Quarter. The decrease in non-cash stock-based compensation is due to the continued vesting of options granted in prior years, as well as recent grants having a lower grant date fair value. We incurred an increase in licensing and consulting fees aggregating $0.3 million to reflect the increase in activity period-over-period.

General and Administrative Expenses

Key components of G&A expenses are the following:

Three months ended December 31,	2023	2022
	In 000’$	In 000’$
Professional fees	$420	$683
Share-based compensation expense	342	587
Payroll-related expenses	204	257
D&O insurance	175	309
Directors’ fees	83	78
Office and general expenses	19	91
Consulting fees	11	12
Total general and administrative expenses	$1,254	$2,017

G&A expenses decreased by approximately $0.7 million, or approximately 35%, from approximately $2.0 million in the Fiscal 2023 Quarter, to approximately $1.3 million in the Fiscal 2024 Quarter. Professional fees decreased by $0.3 million due principally to a decrease in legal fees related to IP management and costs associated with regulatory filings. Non-cash share-based compensation expense decreased by $0.2 million attributable to the vesting of certain stock options granted in prior years and lower fair value associated with more recent grants. Payroll-related expenses decreased by $0.1 million due to no bonus accrual in the Fiscal 2024 Quarter. Insurance expense decreased by $0.1 million due to the decrease in the D&O premium year-over-year resulting from changes in the insurance markets.

16

Nine Months Ended December 31, 2023 Compared to the Nine Months Ended December 31, 2022

(All Amounts in 000’$)

Results of Operations

The following details major expenses for the nine months ended December 31, 2023, compared to the nine months ended December 31, 2022:

Nine months ended December 31,	2023	2022
	In 000’$	In 000’$
Operating expenses	$(14,952)	$(12,499)
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	3,976	(428)
Loss on Registered Direct Offering	(2,432)	–
Offering costs	(662)	–
Change in fair value of warrant liability	989	33
Impairment loss - iOx IPR&D	(46,922)	–
Impairment loss - Stimunity	(557)	–
Commitment Fee - Committed Purchase Agreement	(389)	–
Share of loss in associate accounted for using equity method	(226)	(268)
Depreciation expense	(41)	(1)
Foreign exchange transaction gain (loss)	9	(60)
Interest income, net	189	106
Loss before benefit for income taxes	(61,018)	(13,117)
Income tax benefit	10,549	2,906
Net loss	(50,469)	(10,211)
Other comprehensive income (loss)
Net unrealized gain (loss) on investments	3,444	(4,017)
Total comprehensive loss for period	$(47,025)	$(14,228)

Comprehensive loss attributable to:
Owners of the Company	$(47,006)	$(14,180)
Non-controlling interest	(19)	(48)
Total comprehensive loss for period	$(47,025)	$(14,228)

Results of Operations for the Nine Months Ended December 31, 2023 Compared to the Nine Months Ended December 31, 2022

We incurred a net loss of approximately $50.5 million during the nine months ended December 31, 2023 (the “Fiscal 2024 Nine Months”), which includes approximately $46.3 million of net non-cash expenses, compared to a net loss of approximately $10.2 million for the nine months ended December 31, 2022 (the “Fiscal 2023 Nine Months”) an increase in net loss of $40.3 million period-over-period.

The components of the change in net loss and total comprehensive loss are:

•	A non-cash gain totaling $4.0 million from the change (decrease) in the fair value of the deferred obligation - iOx milestone of $4.1 million, and a non-cash loss from the change (increase) in the fair value of the deferred purchase price payable to the former Tarus shareholders of $0.1 million.

•	A $2.4 million loss from our equity financing in October 2023 representing the excess of the fair value of certain warrants over the net proceeds, $0.7 million of offering costs and a $1.0 million gain from the change in the fair value of certain warrants accounted for as liabilities received in connection with such equity offering in October 2023.

17

•	A non-cash loss on impairment of $46.9 million with respect to the iOx IPR&D (PORT-2 and PORT-3 platforms), based on our IAS 36 fair value analysis triggered by our decision to pause those trials and our decision to seek a partner to financially support these platforms.

•	A non-cash impairment loss of $0.6 million with respect of our investment in Stimunity, based upon our IAS 36 analysis predicated on the inability of Stimunity to raise financing to continue its development plan.

•	A $0.4 million commitment fee expense related to elapsed period associated with the Committed Purchase (as defined below).

•	Operating expenses, which include R&D and G&A expenses, were $15.0 million in the Fiscal 2024 Nine Months, compared to $12.5 million in the Fiscal 2023 Nine Months, an increase of $2.5 million, which is discussed more fully below.

•	Additionally, we reflected a non-cash net deferred income tax benefit of $10.6 million in the Fiscal 2024 Nine Months, compared to a non-cash net deferred income tax benefit of $2.9 million in the Fiscal 2023 Nine Months, a period over period change of $7.7 million reflecting the reduction of deferred tax liability associated with the impairment of the IPR&D for iOx, partially offset by derecognition of losses previously recognized. The Fiscal 2023 Nine Months reflected the recognition of current tax losses, the change (benefit) in exchange rates on the liability settleable in British pound sterling and the change (benefit) on the change in deferred income tax rates in the U.K.

Total comprehensive loss in the Fiscal 2024 Nine Months was $47.0 million, compared to $14.2 million in the Fiscal 2023 Nine Months, an increase in total comprehensive loss of $32.8 million. The difference between net loss and total comprehensive loss in each period was substantially due to the effect of the unrealized non-cash gain or loss with respect to our investment in Intensity in the respective periods. We recognized a non-cash unrealized gain of $3.4 million in the Fiscal 2024 Nine Months, representing the change in the fair value of the investment in Intensity based on the Nasdaq listed price of the shares during the period, compared to an unrealized loss of $4.0 million in the Fiscal 2023 Nine Months, based upon a fair value analysis completed at December 31, 2022.

Operating Expenses

Total operating expenses are comprised of the following:

Nine months ended December 31,	2023	2022
	In 000’$	In 000’$
Research and development	$10,636	$6,207
General and administrative expenses	4,316	6,292
Total operating expenses	$14,952	$12,499

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Research and Development Costs

R&D costs are comprised of the following:

Nine months ended December 31,	2023	2022
	In 000’$	In 000’$
Research and development – Clinical	$4,106	$1,759
Manufacturing-related costs	1,780	480
Payroll-related expenses	1,260	1,378
Share-based compensation expense	1,211	1,838
Consulting fees	695	217
Research and development services	586	337
Contractual milestone	500	–
Licensing fees	384	–
Research and development – CRADA	94	131
Legal - Patents’ registration	20	67
Total research and development costs	$10,636	$6,207

R&D costs increased by approximately $4.4 million, or approximately 71%, from approximately $6.2 million in the Fiscal 2023 Nine Months, to approximately $10.6 million in the Fiscal 2024 Nine Months. The increase was primarily attributable to clinical trial costs (principally CRO-related), which increased from $1.8 million in the Fiscal 2023 Nine Months to $4.1 million in the Fiscal 2024 Nine Months, or approximately $2.3 million as activities ramped up throughout the period. Manufacturing-related costs increased $1.3 million related to the development of the drugs for the iNKT and adenosine clinical trials. Payroll-related expenses decreased by $0.1 million; the increases in salaries effective January 2023 were more than offset by the fact that no bonus was incurred for in the Fiscal 2024 Nine Months. Non-cash share-based compensation expense aggregated $1.2 million in the Fiscal 2024 Nine Months, compared to approximately $1.8 million in the Fiscal 2023 Nine Months. The decrease in non-cash stock-based compensation expense was due to the continued vesting of options granted in prior years, as well as recent grants having a lower grant date fair value. Additionally, in the Fiscal 2024 Nine Months, we incurred a milestone payment of $0.5 million for dosing our first adenosine patients, an increase in consulting fees of approximately $0.5 million to reflect the increase in activity period over period and, finally, $0.4 million in licensing fees paid to the licensor of certain intellectual property utilized in the iNKT clinical trial, which commenced per agreement in the 2024 fiscal year.

General and Administrative Expenses

Key components of G&A expenses are the following:

Nine months ended December 31,	2023	2022
	In 000’$	In 000’$
Professional fees	$1,652	$2,353
Share-based compensation expense	1,037	1,776
Payroll-related expenses	651	740
D&O insurance	525	928
Office and general expenses	187	206
Directors’ fees	248	236
Consulting fees	16	53
Total general and administrative expenses	$4,316	$6,292

19

G&A expenses decreased by approximately $2.0 million, or approximately 32%, from approximately $6.3 million in the Fiscal 2023 Nine Months, to approximately $4.3 million in the Fiscal 2024 Nine Months. Professional fees decreased by $0.7 million, primarily attributable to legal fees associated with the Tarus acquisition and other regulatory filings in the prior year’s nine months. Additionally, non-cash share-based compensation expense decreased by $0.7 million attributable to the vesting of certain stock options granted in prior years and lower fair value associated with more recent grants. Insurance expense decreased by $0.4 million due to the decrease in the D&O premium year-over-year resulting from changes in the insurance markets. Finally, payroll-related expenses decreased by $0.1 million in the Fiscal 2024 Nine Months, compared to the Fiscal 2023 Nine Months; the increase in annual salaries effectuated in January 2023 was slightly more than offset by the fact that there was no bonus incurred in the Fiscal 2024 Nine Months.

Liquidity and Capital Resources

Capital Resources

We filed a registration statement with the SEC under which we may sell ordinary shares, debt securities, warrants and units in one or more offerings from time to time, which became effective on March 8, 2021. In connection with the registration statement, we have filed with the SEC:

•	a base prospectus, which covers the offering, issuance and sale by us of up to $200 million in the aggregate of the securities identified above from time to time in one or more offerings;
•	a prospectus supplement, which covers the offer, issuance and sale by us in an “at-the-market” (“ATM”) offering program of up to a maximum aggregate offering price of $50 million of our ordinary shares that may be issued and sold from time to time under a Controlled Equity Offering Sales Agreement, dated February 24, 2021 (the “Sales Agreement”), with Cantor Fitzgerald & Co., the sales agent;
•	a prospectus supplement dated June 24, 2021, for the offer, issuance and sale by us of 1,150,000 ordinary shares for gross proceeds of approximately $26.5 million in a firm commitment underwritten public offering with Cantor Fitzgerald;
•	a prospectus supplement dated August 19, 2022, for the resale of up to $30 million in ordinary shares that we may sell from time to time to Lincoln and an additional 94,508 shares that were issued to Lincoln; and
•	a prospectus supplement dated September 29, 2023 for the offer, issuance and sale by us in a registered direct public offering through H.C. Wainwright & Co., the placement agent, of (i) 1,970,000 ordinary shares at a purchase price of $1.90 per share and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 1,187,895 ordinary shares, at a purchase price of $1.899 per Pre-Funded Warrant (the “Pre-Funded Warrant Shares”), for aggregate gross proceeds of approximately $6 million. Each Pre-Funded Warrant is exercisable for one ordinary share at an exercise price of $0.001 per share, is immediately exercisable, and will expire when exercised in full (the “2023 Equity Financing”).

The Sales Agreement permits us to sell in an ATM program up to $50 million of ordinary shares from time to time, the amount of which is included in the $200 million of securities that may be offered, issued and sold by us under the base prospectus. The sales under the prospectus will be deemed to be made pursuant to an ATM program as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Upon termination of the Sales Agreement, any portion of the $50,000,000 included in the Sales Agreement prospectus that is not sold pursuant to the Sales Agreement will be available for sale in other offerings pursuant to the base prospectus.

On June 24, 2021, we completed the sale of 1,150,000 ordinary shares, including the underwriters’ option, at a price of $23.00 per share, which generated gross proceeds of approximately $26.5 million and net proceeds of approximately $25.0 million, and was settled June 28, 2021.

On July 6, 2022 (the “Signing Date”), we entered into a Purchase Agreement (the “Committed Purchase Agreement”) with Lincoln, pursuant to which we may require Lincoln to purchase our ordinary shares having an aggregate value of up to $30 million over a period of 36 months. Pursuant to the Committed Purchase Agreement, Lincoln will be obligated to purchase the ordinary shares in three different scenarios as described below.

20

Regular Purchase – At any time after the Closing Date (as defined below) and provided that the closing sale price of the ordinary shares is not less than $0.25 per share, from time to time on any business day selected by us (the “Purchase Date”), we shall have the right, but not the obligation, to require Lincoln to purchase up to 30,000 ordinary shares at the Purchase Price (as defined below) per purchase notice (each such purchase, a “Regular Purchase”). Lincoln’s committed obligation under each Regular Purchase shall not exceed $1,500,000; provided, that the parties may mutually agree at any time to increase the dollar amount of any Regular Purchase on any Purchase Date above and beyond the forgoing amounts that Lincoln is committed to purchase. The purchase price for Regular Purchases (the “Purchase Price”) shall be equal to the lesser of: (i) the lowest sale price of the ordinary shares during the Purchase Date, and (ii) the average of the three (3) lowest closing sale prices of the ordinary shares during the ten (10) business days prior to the Purchase Date. We shall have the right to submit a Regular Purchase notice to Lincoln as often as every business day. “Closing Date” shall mean the date that customary conditions to closing have been satisfied, including that our shelf registration statement for the ordinary shares to be issued pursuant to the Committed Purchase Agreement is effective and available for use and any listing application and/or exchange approvals, to the extent applicable, have been approved.

•	Accelerated Purchase – In addition to Regular Purchases and provided that we have directed a Regular Purchase in full, we in our sole discretion may require Lincoln on each Purchase Date to purchase on the following business day (“Accelerated Purchase Date”) up to the lesser of (i) three (3) times the number of ordinary shares purchased pursuant to such Regular Purchase, and (ii) 25% of the trading volume on the Accelerated Purchase Date at a purchase price equal to the lesser of 97% of (i) the closing sale price on the Accelerated Purchase Date, and (ii) the Accelerated Purchase Date’s volume weighted average price (the “Accelerated Purchase Price”). The parties may mutually agree to increase the number of ordinary shares sold to Lincoln on any Accelerated Purchase Date at the Accelerated Purchase Price. We shall have the right in our sole discretion to set a minimum price threshold for each Accelerated Purchase in the notice provided with respect to such Accelerated Purchase and we may direct multiple Accelerated Purchases in a day; provided, that delivery of ordinary shares has been completed with respect to any prior Regular Purchases and Accelerated Purchases Lincoln has purchased.

•	Tranche Purchase – In addition to Regular Purchases and Accelerated Purchases and provided that the closing price of the ordinary shares is not below $0.25, at any time beginning five (5) business days from the Closing Date, we shall have the option to require Lincoln to purchase up to $3,000,000 in separate purchases of up to $1,000,000 of ordinary shares for each purchase (the “Tranche Purchases”, and with Regular Purchases and Accelerated Purchases, the “Committed Purchases”). The purchase price for each Tranche Purchase shall be equal to 90% of the Purchase Price. We may deliver notice to Lincoln for a Tranche Purchase so long as at least twenty (20) business days have passed since any Tranche Purchase was completed.

Upon execution of the Committed Purchase Agreement, we issued to Lincoln 94,508 ordinary shares, representing a 3% commitment fee. We have the right to terminate the Committed Purchase Agreement for any reason, effective upon one (1) business day prior written notice to Lincoln. Lincoln has no right to terminate the Committed Purchase Agreement.

Committed Purchases shall be suspended if any of the following occur: (i) the shelf registration statement is not available for the sale of all of the ordinary shares issued pursuant to the Committed Purchase Agreement for ten (10) consecutive trading days or for a total of thirty (30) trading days out of the preceding 365 days; (ii) the ordinary shares cease to be DTC authorized and participating in the D.W.A.C./F.A.S.T. systems; (iii) suspension of the ordinary shares from trading for one (1) trading day; (iv) any breach of the representations and warranties or covenants contained in any related agreements with Lincoln which has or which could have a material adverse effect on us, Lincoln or the value of the ordinary shares, subject to reasonable cure periods to be agreed upon for curable breaches of covenants; (v) if we are listed on a national exchange or market (excluding the OTC Markets, OTC Bulletin Board or comparable market), at any time prior to shareholder approval of the Committed Purchase Agreement more than 19.99% of our aggregate ordinary shares, determined as of the Signing Date, would be issuable to Lincoln in violation of the principal securities exchange or market rules; (vi) if the ordinary shares cease to be eligible for trading on the Nasdaq Capital Market, our principal market, and is not immediately thereafter trading on the Nasdaq Global Select Market, the Nasdaq Global Market, the NYSE, the NYSE American, or the OTC Markets; or (vii) our insolvency or our participation or threatened participation in insolvency or bankruptcy proceedings by or against us. The Committed Purchases may resume following the resolution of any of the forgoing events.

21

The Committed Purchase Agreement does not impose any financial or business covenants on us and there are no limitations on the use of proceeds received by us from Lincoln. We may raise capital from other sources in our sole discretion; provided, however, that we shall not enter into any similar agreement for the issuance of variable priced equity-like securities until the three-year anniversary of the Signing Date, excluding, however, an ATM transaction with a registered broker-dealer, which includes any sales under the Sales Agreement with Cantor Fitzgerald.

In connection with the Committed Purchase Agreement, we and Lincoln entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated July 6, 2022. Pursuant to the Registration Rights Agreement, we agreed, within the time required under Rule 424(b) under the Securities Act, to file with the SEC an initial prospectus supplement to our shelf registration statement pursuant to Rule 424(b) for the purpose of registering for resale the ordinary shares to be issued to Lincoln under the Committed Purchase Agreement. All reasonable expenses of ours incurred through the registration of the ordinary shares under the Committed Purchase Agreement shall be paid by us.

From October 2022 through March 31, 2023, we sold 166,145 ordinary shares under the ATM program, generating net proceeds of approximately $0.9 million. Separately, between October 2022 and March 31, 2023, we sold 480,000 ordinary shares to Lincoln under the Committed Purchase Agreement for net proceeds totaling approximately $2.0 million. Finally, from April 1, 2023 through December 31, 2023, we sold 186,604 ordinary shares under the ATM program, generating net proceeds of approximately $0.7 million.

On March 1, 2023, Tarus entered into a clinical service agreement with a third-party service provider. The term of the agreement is through the earlier of August 14, 2025 or the completion of provision of services and the payment of contractual obligations. The agreement provides for budgeted costs totaling approximately $12.1 million.

In connection with the 2023 Equity Financing, on September 29, 2023, we entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional and accredited investor in connection with a registered direct offering, as described above, (the “Registered Direct Offering”) and a concurrent private placement (the “Private Placement,” and together with the Registered Direct Offering, the “Offerings”). The Offerings closed on October 3, 2023.

Pursuant to the Purchase Agreement, in the Registered Direct Offering, we sold (i) 1,970,000 ordinary shares, at a purchase price of $1.90 per share and (ii) Pre-Funded Warrants to purchase up to 1,187,895 Pre-Funded Warrant Shares. Each Pre-Funded Warrant is exercisable for one ordinary share at an exercise price of $0.001 per share, is immediately exercisable, and will expire when exercised in full.

In the Private Placement, we issued to such institutional and accredited investor unregistered warrants to purchase up to 3,157,895 ordinary shares (the “Series A Warrants”), unregistered warrants to purchase up to 3,157,895 ordinary shares (the “Series B Warrants”), and unregistered warrants to purchase up to 3,157,895 ordinary shares (the “Series C Warrants,” together with the Series A Warrants and the Series B Warrants, the “Private Warrants”), together exercisable for an aggregate of up to 9,473,685 ordinary shares (the “Private Warrant Shares”). Pursuant to the terms of the Purchase Agreement, for each ordinary share and Pre-Funded Warrant issued in the Registered Direct Offering, an accompanying Series A Warrant, Series B Warrant and Series C Warrant were issued to such institutional and accredited investor. Each Series A Warrant is exercisable for one Private Warrant Share at an exercise price of $1.90 per share, is immediately exercisable and will expire 18 months from the date of issuance. Each Series B Warrant is exercisable for one Private Warrant Share at an exercise price of $2.26 per share, is immediately exercisable and will expire three years from the date of issuance. Each Series C Warrant is exercisable for one Private Warrant Share at an exercise price of $2.26 per share, is immediately exercisable and will expire five years from the date of issuance. The net proceeds to us from the Offerings were approximately $5.3 million, after deducting placement agent’s fees and estimated offering expenses.

22

Pursuant to an engagement letter, dated as of August 26, 2023, between us and H.C. Wainwright & Co., LLC (the “Placement Agent”), we paid the Placement Agent a total cash fee equal to 6.0% of the aggregate gross proceeds received in the Offerings, or $0.36 million. We also agreed to pay the Placement Agent in connection with the Offerings a management fee equal to 1.0% of the aggregate gross proceeds raised in the Offerings ($0.06 million), $75,000 for non-accountable expenses and $15,950 for clearing fees. In addition, we agreed to issue to the Placement Agent, or its designees, warrants to purchase up to 157,895 ordinary shares (the “Placement Agent Warrants,” and together with the Pre-Funded Warrants and the Private Warrants, the “Warrants”), which represents 5.0% of the aggregate number of ordinary shares and Pre-Funded Warrants sold in the Registered Direct Offering. The Placement Agent Warrants have substantially the same terms as the Private Warrants, except that the Placement Agent Warrants have an exercise price equal to $2.375, or 125% of the offering price per ordinary share sold in the Registered Direct Offering, and will be exercisable for five years from the commencement of the sales pursuant to the Offerings.

Access to the Committed Purchase Agreement with Lincoln is generally limited based on, among other things, our Nasdaq trading volume. Furthermore, under General Instruction I.B.5 to Form F-3 (the “Baby Shelf Rule”), the amount of funds we can raise through primary public offerings of securities in any 12-month period using our registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by our non-affiliates, which limitation may change over time based on our stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. We are therefore limited by the Baby Shelf Rule as of the filing of this Form 6-K, until such time as our non-affiliate public float exceeds $75 million.

We are prohibited from issuing or entering into any agreement to issue ordinary shares (or ordinary share equivalents) involving a variable rate transaction, including pursuant to the Committed Purchase Agreement with Lincoln, the Sales Agreement for the ATM program and any other equity line of credit or at-the-market facility, for a period commencing on September 29, 2023 and expiring on April 3, 2024.

Going Concern

The accompanying condensed consolidated interim financial statements for the three and nine months ended December 31, 2023 have been prepared on a basis that assumes that we will continue as a going concern and that contemplates the continuity of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Accordingly, the accompanying condensed consolidated interim financial statements for the three and nine months ended December 31, 2023 do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

As of December 31, 2023, we had cash and cash equivalents of approximately $5.3 million and total current liabilities of approximately $2.7 million. For the nine months ended December 31, 2023, we are reporting a net loss of approximately $50.5 million, and cash used in operating activities of approximately $11.2 million. As of January 31, 2024, we had approximately $5.3 million of cash and cash equivalents on hand.

Our cash and cash equivalents balance is decreasing from operations and we will not generate positive cash flows from operations for the fiscal year ending March 31, 2024.

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We have and may continue to delay, scale-back, or eliminate certain of our activities and other aspects of our operations until such time as we are successful in securing additional funding. We are exploring various dilutive and non-dilutive sources of funding, including equity and debt financings, strategic alliances, business development and other sources. Our future success is dependent upon our ability to obtain additional funding. There can be no assurance, however, that we will be successful in obtaining such funding in sufficient amounts, on terms acceptable to us, or at all. Access to our Committed Purchase Agreement with Lincoln is generally limited based on, among other things, our trading volume. Furthermore, under the Baby Shelf Rule, the amount of funds we can raise through primary public offerings of securities in any 12-month period using our registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by our non-affiliates, which limitation may change over time based on our stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. We therefore are limited by the Baby Shelf Rule as of the filing of this Form 6-K, until such time as our non-affiliate public float exceeds $75 million. These factors raise significant doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued.

We have incurred significant operating losses since inception and expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses result primarily from our conduct of research and development activities. As previously discussed, we have paused the development of our iNKT PORT-2 program in order to preserve cash resources. Additionally in January 2024, we began selling our shares in Intensity on Nasdaq.

We historically have funded our operations principally from proceeds from issuances of equity and debt securities. We will require significant additional capital to make the investments we need to execute our longer-term business plan. Our ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, future equity issuances would result in dilution to existing stockholders and any future debt securities may contain covenants that limit our operations or ability to enter into certain transactions.

As of the date of this filing, we currently anticipate that current cash and cash equivalents, excluding any potential proceeds from our ATM program and Committed Purchase Agreement, will be sufficient to meet our anticipated cash requirements through the end of September 2024.

Cash Flows From Operating Activities

During the Fiscal 2024 Nine Months, we used cash of approximately $11.2 million to fund operating activities, compared to approximately $7.4 million used during the Fiscal 2023 Nine Months. Operations in both the Fiscal 2024 Nine Months and the Fiscal 2023 Nine Months were funded by cash raised from the ATM program, the public offering in June 2021, the ordinary shares issued to Lincoln under the Committed Purchase Agreement and the ordinary shares issued pursuant to the Registered Direct Offering, described above under “Capital Resources.”

Our continuing operations are dependent upon any one of:

1.	the development and identification of economically recoverable therapeutic solutions;
2.	the ability of us to obtain the necessary financing to complete the research and development; or
3.	the future profitable production, or proceeds, from the disposition of intellectual property.

We have incurred significant operating losses since inception due to significant R&D spending and corporate overhead, and we expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. As of December 31, 2023, we had cash and cash equivalents of approximately $5.3 million, working capital of approximately $4.8 million (including prepaid expenses of $2.2 million) and an accumulated deficit of approximately $210.1 million. We have funded our operations primarily from proceeds from the sale of equity and debt securities. We will require significant additional capital to make the investments that we need to execute our longer-term business plan. Our ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, even if it were successful, future equity issuances would result in dilution to our existing stockholders and any future debt securities may contain covenants that limit our operations or ability to enter into certain transactions.

Cash Flows From Investing Activities

During the Fiscal 2024 Nine Months, there were no cash flows from investing activities. During the Fiscal 2023 Nine Months, we used cash of $0.6 million for investing activities.

Cash Flows From Financing Activities

During the Fiscal 2024 Nine Months, we generated proceeds of $6.0 million from the Registered Direct Offering ($5.3 million, net of related offering costs), which was accounted for as warrant liabilities. We also generated cash of $0.6 million from financing activities due to the ATM, net of related offering costs. During the Fiscal 2023 Nine Months, we used cash of $2.2 million to fund financing activities, $3.0 million related to the Tarus acquisition, offset by $0.8 million raised under the ATM program and Committed Purchase Agreement.

From April 1, 2023 through December 31, 2023, we sold 186,604 ordinary shares under the ATM program, generating net proceeds of approximately $0.7 million, none of which was sold in the three months ended December 31, 2023.

Additionally, the Fiscal 2024 Nine Months reflects the scheduled repayment of the lease liability.

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Key Contractual Obligations

Details of contractual obligations, commitments and contingent liabilities are provided in Note 15, “Commitments and Contingent Liabilities,” to the unaudited condensed consolidated interim financial statements for the three and nine months ended December 31, 2023.

Acquisition of Tarus

On July 1, 2022, we, and our wholly-owned subsidiaries, Portage Merger Sub I, Inc. and Portage Merger Sub II, LLC, and Tarus Therapeutics, Inc., a Delaware corporation advancing adenosine receptor antagonists for the treatment of solid tumors, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Under the structure of the Merger Agreement, Tarus Therapeutics, Inc. was ultimately merged into Portage Merger Sub II, LLC with the surviving entity renamed Tarus Therapeutics, LLC.

As consideration for Tarus, we issued to the former Tarus shareholders an aggregate of 2,425,999 ordinary shares of Portage, calculated on the basis of $18 million divided by the 60-day volume weighted average price per share of ordinary shares of Portage. Such ordinary shares have not been registered with the SEC and were subject to lock-up agreements for terms ranging from nine to twelve months, which expired on February 1, 2023 and July 1, 2023, respectively. Additionally, the ordinary shares that were subject to a twelve-month lock-up period, are also subject to a three-month dribble-out period which commenced July 1, 2023. During the dribble out period, each holder may not sell more than 10% of the average trading volume of our ordinary shares for the rolling three-month period prior to the date on which the holder executes a trade of our ordinary shares without our prior written consent (which we are permitted to withhold at our sole discretion). Additionally, payments of up to $32 million in cash or our ordinary shares (at our discretion) would be triggered upon achievement of future development and sales milestones, as described below. As a result of the transaction:

•	We also assumed $2 million in short-term debt held by Tarus and deferred license milestones obligations ($1 million plus interest), for an aggregate of $3 million in liabilities. We repaid the short-term debt in July 2022.

•	Upon enrolling the first patient in a Phase 2 clinical trial utilizing Tarus’s adenosine receptor antagonists, we will pay an additional one-time payment of $15 million to the former Tarus shareholders. Payment will be in the form of cash or our ordinary shares (at our discretion). The remaining $17 million milestone is based on target commercial sales.

Additionally, in connection with the acquisition of Tarus, we initially recorded a deferred purchase price payable of $8.538 million, which reflected the estimated acquisition date fair value of contractual milestone obligations incurred.

We recognized a gain of $0.620 million and a loss of $0.150 million in the Fiscal 2024 Quarter and the Fiscal 2024 Nine Months, respectively, to reflect the estimated fair value of the obligation at December 31, 2023 and the carrying value of the liability of $7.329 million is reflected on the condensed consolidated interim statements of financial position as of December 31, 2023.

Stimunity Convertible Note

On September 12, 2022, we funded a €600,000 convertible note (the “Stimunity Convertible Note”) with a maturity date of September 1, 2023 (the “Maturity Date”). The Stimunity Convertible Note provided for simple interest at 7% per annum for automatic conversion into Series A shares of Stimunity upon Stimunity completing a Series A round for at least €20 million. Also, we were entitled, in certain circumstances, to convert the Stimunity Convertible Note into Series A shares of Stimunity at the subscription share price less 15%, or if Stimunity completed a financing with a new category of shares (other than Common Shares or Series A shares of Stimunity) for at least €5 million (the “Minimum Raise”), we had the right to convert the Stimunity Convertible Note and the historical Series A shares of Stimunity owned into the new category of shares of Stimunity. Stimunity did not close a financing prior to the Maturity Date. In December 2023, we completed a transfer of its equity in Stimunity and the Stimunity Convertible Note to iOx. In connection with that transfer, the Stimunity Convertible Note was converted into 1,768 Class A shares of Stimunity.

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iOx Share Exchange Agreement

On July 18, 2022, we and our wholly-owned subsidiary, SalvaRx Limited (“SalvaRx”), entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with each of the minority shareholders of iOx (the “Sellers”) resulting in the acquisition of the outstanding non-controlling ownership interest (approximately 22%) of iOx, which is developing the iNKT engager platform. We followed IFRS 3, “Business Combinations,” and IAS 27, “Separate Financial Statements,” (which substantially replaced IAS 3) to account for this transaction. We achieved control of iOx on January 8, 2019 upon the completion of our acquisition of SalvaRx. See our Annual Report on Form 20-F for the year ended March 31, 2023 for additional information. Further transactions whereby we acquire further equity interests from non-controlling interests, or disposes of equity interests but without losing control, are accounted for as equity transactions (i.e., transactions with owners in their capacity as owners). As such:

•	the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary;
•	any difference between the amount by which the non-controlling interests is adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to us; and
•	there is no consequential adjustment to the carrying amount of goodwill, and no gain or loss is recognized in profit or loss.

We now own the worldwide rights to iOx’s small molecule iNKT engagers, including lead programs PORT-2 and PORT-3. Under the terms of the Share Exchange Agreement, each Seller sold to us, and we acquired from each Seller, legal and beneficial ownership of the number of iOx shares held by each Seller, free and clear of any share encumbrances, in exchange for the issuance in an aggregate of 1,070,000 of our ordinary shares to be allocated among the Sellers based upon their relative ownership. As a result of the Share Exchange Agreement, we own 100% of the issued and outstanding shares of iOx through our wholly-owned subsidiary, SalvaRx.

As additional consideration for the sale of the iOx shares to us under the Share Exchange Agreement, the Sellers shall have the contingent right to receive additional shares (“Earnout Shares”) from us having an aggregate value equal to $25 million calculated at the Per Share Earnout Price (as defined in the Share Exchange Agreement) upon the achievement of certain milestones defined as the dosing of the first patient in a Phase 3 clinical trial for either PORT-2 (IMM60 iNKT cell activator/engager) or PORT-3 (PLGA-nanoparticle formulation of IMM60 combined with a NY-ESO-1 peptide vaccine). We shall have the option, in our sole and absolute discretion, to settle the Earnout Shares in cash.

We initially recorded $5.478 million as the fair value estimate of the Earnout Shares, which is reflected as deferred obligation - iOx milestone. We recognized a gain of $4.580 million and $4.126 million in the Fiscal 2024 Quarter and the Fiscal 2024 Nine Months, respectively, to reflect the change (decrease) in the fair value of the obligation as of December 31, 2023. This charge reflects our decision to pause the development plan and we no longer have this obligation in our condensed consolidated financial statements as of December 31, 2023.

Master Services Agreement

Effective March 15, 2022, through iOx, we entered into a Master Services Agreement (the “MSA”) with Parexel International (IRE) Limited (“Parexel”) under which Parexel agreed to act as clinical service provider (CRO) pursuant to a work order (“Work Order”) effective June 1, 2022. Pursuant to such Work Order, Parexel will operate a Phase 2 trial of IMM60 and pembrolizumab in advanced melanoma and NSCLC. The MSA provides for a five-year term, and the Work Order provides for a term to be ended upon the completion of the services required. The budget provides for service fees and pass-through expenses and clinical sites totaling $11.5 million. During Fiscal 2023, we executed two change orders resulting in a $0.6 million increase in the overall estimated budgeted costs. As a result of our decision to pause the development with respect to this program, we provided a notice of termination under the MSA. We are in negotiations to settle any obligations with respect to the MSA.

Clinical Service Agreement

On March 1, 2023, we, through Tarus, entered into a clinical service agreement with Fortrea Inc. (formerly Labcorp Drug Development Inc.), a third-party CRO. The term of the agreement is through the earlier of August 14, 2025, or the completion of provision of services and the payment of contractual obligations. The budgeted costs for the services to be provided is approximately $12.1 million.

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iOx (iNKT) License

On July 1, 2015, iOx entered into a licensing agreement with Ludwig Institute for Cancer Research Ltd. (“LICR”), which covers certain technology, intellectual property and know-how and development with respect to iNKT cell agonists to treat human diseases. Under the terms of the licensing agreement (“LICR License”), LICR granted to iOx an exclusive worldwide license, with the right to grant sublicenses, under the Licensed Patent and Licensed Technology, each as defined in the LICR License, in each case, to develop, make, have made, use, sell, offer for sale and import Licensed Products, as defined in the LICR License, subject to certain rights retained by LICR for academic and research purposes. The LICR License provides for a royalty term of ten years after the first commercial sale, on a Licensed Product by Licensed Product, country by country basis. Upon the expiration of the applicable royalty term, the license with respect to such Licensed Product in such country will convert to a non-exclusive, fully paid-up license.

LICR is entitled to 15,000 GBP as an annual license fee on each annual anniversary of the effective date of the LICR License until royalties become duly payable and 15,000 GBP as a patent reimbursement fee until LICR has been fully reimbursed for all patent costs incurred prior to the LICR License.

Additionally, LICR is entitled to milestone payments totaling up to 20.45 million GBP based upon the first Licensed Product achieving specific clinical, regulatory and sales-based milestones. LICR is also entitled to milestone payment totaling up to 10.25 million GBP based upon a second Licensed Product achieving specific clinical, regulatory and sales-based milestones.

Finally, LICR is entitled to a low-single digit royalty on net sales of Licensed Products that marginally escalates upon sales levels all determined by territory. LICR is also entitled to a percentage of any sublicensing income that gradually decreases based on the stage of development of the most advanced Licensed Product that is the subject of the applicable sublicense agreement.

Pursuant to the terms and conditions of the LICR License, LICR is responsible for managing the preparation, filing, prosecution and maintenance of all Licensed Patent Rights, as defined in the LICR License. iOx will reimburse LICR for all reasonable patent costs it incurs after the effective date of the LICR License. Further, the LICR License provides that both parties have the right to termination for material breach or default in the performance of obligations under the LICR License by the other party and in the event of insolvency of the other party.

Tarus (adenosine) License

On July 1, 2022, we acquired Tarus Therapeutics, Inc. Pursuant to the license agreement entered into by Tarus Therapeutics, Inc. and Impetis Biosciences Limited (“Impetis”) dated October 29, 2019 (“Impetis License”), Impetis granted to Tarus an exclusive sublicensable worldwide license to develop and commercialize the adenosine receptor antagonists for all indications and certain other assets which were granted upon exercise of a call option on November 5, 2020.

Under the terms of the Impetis License, Impetis is eligible to receive payments totaling up to $38 million on an Impetis Compound (as defined in the Impetis License) based upon achievement of certain clinical and commercial milestones. Milestone payments due in the amount of USD $1 million for achievement of certain regulatory milestones were paid in July 2022.

Additionally, commencing upon the First Commercial Sale (as defined in the Impetis License) of a Licensed Product (as defined in the Impetis License), Impetis is entitled to royalties on worldwide net sales that begin in the mid-single digits and escalate through multiple tiers, with net sales over $1 billion receiving low double digit royalties.

Pursuant to the terms and conditions of the Impetis License, Tarus has exclusive and full authority to manage all intellectual property (whether licensed or not) underlying the assets covered by the Impetis License and any other aspects related to exploitation, development and commercialization thereof at its own cost, and Impetis must provide Tarus reasonable assistance as requested at Tarus’ cost and expense. Further, the Impetis License provides that both parties have the right to termination for material breach by the other party and in the event that the other party undergoes certain events such as a voluntary winding-up, a liquidation or entry into receivership.

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Off-balance Sheet Arrangements

As of December 31, 2023 and March 31, 2023, we did not have any off-balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with Related Parties

Significant related party transactions are detailed in Note 16, “Related Party Transactions,” to the unaudited condensed consolidated interim financial statements for the three and nine months ended December 31, 2023.

Financial and Derivative Instruments

Our financial instruments recognized in our condensed consolidated interim statements of financial position consist of the following:

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment; and therefore, these estimates cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The following table summarizes our financial instruments as of December 31, 2023 and March 31, 2023:

	As of December 31, 2023			As of March 31, 2023
	Amortized Cost	FVTOCI	FVTPL	Amortized Cost	FVTOCI	FVTPL

Financial assets
Cash and cash equivalents	$5,341	$–	$–	$10,545	$–	$–
Prepaid expenses and other receivables	$2,175	$–	$–	$2,689	$–	$–
Convertible note receivable, including accrued interest, net of impairment	$–	$–	$–	$–	$–	$442
Investment in associate	$–	$–	$452	$–	$–	$806
Investment in public company	$–	$5,544	$–	$–	$2,087	$–

	As of December 31, 2023		As of March 31, 2023
	Amortized Cost	FVTPL	Amortized Cost	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	$2,658	$–	$1,865	$–
Lease liability - current	$50	$–	$–	$–
Lease liability - non-current	$225	$–	$–	$–
Warrant liability	$–	$7,443	$–	$–
Deferred purchase price payable - Tarus	$–	$7,329	$–	$7,179
Deferred obligation - iOx milestone	$–	$–	$–	$4,126

A summary of our risk exposures as it relates to financial instruments are reflected below.

Fair value of Financial Instruments

Our financial assets and liabilities are comprised of cash and cash equivalents, receivables and investments in equities and public entities, accounts payable and accrued liabilities, lease liability, warrant liability, deferred purchase price payable and deferred obligation.

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We classify the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•	Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Investments are classified as Level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Management has assessed that the fair values of cash and cash equivalents, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate their fair values:

Investment in Associate: The fair value of the Stimunity investment was determined based on an IAS 36 fair value analysis evaluating the likelihood of various scenarios given the then-current market conditions, the increasing cost of capital and development delays associated with Stimunity’s lack of liquidity (Level 3). We recorded a provision of impairment of $0.607 million with respect to the investment in Stimunity decreasing the carrying value of the investment in Stimunity to $0.806 million as of March 31, 2023. There was no provision for impairment recorded in the three and nine months ended December 31, 2023. In connection with the IAS 36 analysis at December 31, 2023, we recorded an impairment loss of $0.557 million, reducing the carrying value of the investment in Stimunity to $0.452 million as of December 31, 2023.

Convertible Note Receivable: The fair value of the Stimunity Convertible Note receivable denominated in euros at initial recognition is the transaction price for the instrument adjusted for the effect of the currency translation rate on the reporting date (Level 3). The Stimunity Convertible Note was initially recorded at $0.614 million to record the translated value of the Stimunity Convertible Note on September 12, 2022. As of March 31, 2023, we determined that there were indications of impairment, based upon the inability of Stimunity to obtain financing and performed an IAS 36 fair value analysis. We recorded an impairment of $0.211 million resulting from the impairment analysis decreasing the carrying value of the Stimunity Convertible Note to $0.442 million as of March 31, 2023.

The Stimunity Convertible Note matured on September 1, 2023 and was not settled. In December 2023, we completed a transfer of its equity in Stimunity and the Stimunity Convertible Note to iOx. Simultaneously, the Stimunity Convertible Note was converted into 1,768 shares of Stimunity, which increased our interest in Stimunity to 48.9%.

Investment in Public Company: Upon Intensity’s IPO effective June 30, 2023, the fair value of the investment is determined by the quoted market price (Level 1).

Warrant Liability: The fair value is estimated using a Black-Scholes model and in certain cases, a Monte Carlo simulation (Level 3).

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Lease Liability - Current: The lease liability - current represents the present value of the lease payments due over the next twelve months discounted at our incremental borrowing rate (Level 2).

Lease Liability - Non-Current: The lease liability - non-current represents the present value of the lease payments due under the lease less the current portion of such payments discounted at our incremental borrowing rate (Level 2).

Deferred Purchase Price Payable - Tarus: The fair value is the estimated value of a future contingent obligation based upon a fair value analysis performed in accordance with IFRS 3 at acquisition date, adjusted at each reporting date for any change in fair value (Level 3). The fair value was determined using the Income Approach and was based upon the analysis on the Tarus clinical plan, the timing of development events and the probabilities of success determined primarily based upon empirical third-party data and our experience, as well as the relevant cost of capital. We recorded a gain from the change (decrease) in the fair value of the liability of $0.620 million for the three months ended December 31, 2023, and a (loss) from the change (increase) in the fair value of the liability of $0.150 million for the nine months ended December 31, 2023, and a (loss) from the change (increase) in the fair value of the liability of $0.354 million and $0.338 million for the three and nine months ended December 31, 2022, respectively. The deferred purchase price payable - Tarus balance was $7.329 million and $7.179 million as of December 31, 2023 and March 31, 2023, respectively.

Deferred Obligation - iOx Milestone: The fair value is the estimated value of a future contingent obligation based upon a fair value analysis performed in accordance with IFRS 3 as of July 18, 2022, the date of the Share Exchange Agreement, adjusted at each reporting date for any change in fair value (Level 3). The fair value was determined using the Income Approach and based on factors including the clinical plan, the timing of development events and the probabilities of success determined primarily based upon empirical third-party data and our experience, as well as the relevant cost of capital. In connection with the decision by us to pause our PORT-2 and PORT-3 platforms, we performed an impairment analysis, which resulted in an impairment loss of $46.9 million recognized at December 31, 2023. Additionally, based on the revised plan, the deferred consideration would not be realized. Accordingly, we recorded a gain from the change (decrease) in the fair value of the liability of $4.580 million and $4.126 million for the three and nine months ended December 31, 2023, respectively. We recorded a (loss) from the change (increase) in the fair value of the liability of $0.144 million and $0.090 million for the three and nine months ended December 31, 2022, respectively. We no longer have this obligation in our condensed consolidated financial statements as of December 31, 2023.

Fair Value Hierarchy

The investment in public company (Intensity) was transferred from Level 3 to Level 1 of the fair value hierarchy for the nine months ended December 31, 2023 as the result of Intensity’s IPO. For Fiscal 2023, the fair value of the investment was determined based on an IAS 36 impairment analysis after determining there were external indications of impairment (Level 3).

Our financial instruments are exposed to certain financial risks: Credit Risk, Liquidity Risk and Foreign Currency Risk.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected in our condensed consolidated interim statements of financial position.

Cash and cash equivalents: Cash and cash equivalents comprise cash on hand and amounts invested in underlying treasury and money market funds that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value. As of December 31, 2023 and March 31, 2023, cash equivalents was comprised of a money market account with maturities less than 90 days from the date of purchase. Cash and cash equivalents are held with major international financial institutions and therefore the risk of loss is minimal.

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Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in satisfying financial obligations as they become due.

Our approach to managing liquidity is to ensure, as far as possible, that we will have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to our reputation. We hold sufficient cash and cash equivalents to satisfy current obligations under accounts payable and accruals.

We monitor our liquidity position regularly to assess whether we have the funds necessary to meet our operating needs and needs for investing in new projects.

As a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to us, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on our future ability to access capital on terms that are acceptable to us. There can be no assurance that required financing will be available to us.

Foreign Currency Risk

While we operate in various jurisdictions, substantially all of our transactions are denominated in the U.S. Dollar, except the deferred tax liability in the U.K. settleable in British pound sterling and the Stimunity Convertible Note receivable settleable in euros.

Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where estimates are made include valuation of financial instruments (including the Stimunity Convertible Note), deferred tax assets and liabilities, warrant liabilities, R&D costs, fair value used for acquisition of intangible assets, contingent consideration assumed and measurement of share-based compensation. Significant areas where critical judgments are applied include assessment of impairment of investments, in-process research and development, warrant liabilities and the determination of the accounting acquirer and acquiree in the business combination accounting.

New Accounting Standards, Interpretations and Amendments

We are also unaware of any applicable but not-yet-adopted standards that are expected to materially affect our financial statements for future periods.

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Internal Control Over Financial Reporting

The management of the Company, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the Company’s Board of Directors regarding the reliability of financial reporting and preparation and fair presentation of published financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that:

1.	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and

3.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under these criteria, management identified material weaknesses in the Company’s internal control over financial reporting and, as a result, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2023.

Management identified the following material weaknesses in our internal control over financial reporting.

•	Management was unable to perform an effective risk assessment or monitor internal controls over financial reporting;

•	Management lacks the number of skilled persons that it requires given the complexity of the reporting requirements that it has to make, which more specifically include the staff and expertise to (i) properly segregate duties and perform oversight of work performed and to perform compensating controls over the finance and accounting functions, (ii) establish and perform fair value estimates or subsequently monitor fluctuations in fair value estimates, and (iii) apply complex accounting principles, including those relating to business combination accounting, financial instruments including warrant liabilities, income taxes and fair value estimates; and

•	There are insufficient written policies and procedures in place to ensure the correct application of accounting and financial reporting with respect to the current requirements of IFRS and SEC disclosure requirements, some of which specifically relate to investment accounting and fair value measures, assessment of in-process R&D assets, share-based payments, carrying amounts of goodwill and intangible assets and business combination accounting.

Public Securities Filings

Additional information, including our annual information in the Annual Report on Form 20-F, is filed with the Canadian Securities Administrators at www.sedar.com and with the SEC at www.edgar.com.

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